Hennessy Capital Acquisition Corp. III

3485 N. Pines Way, Suite 110

Wilson, Wyoming 83014

(307) 734-7879

June 13, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Hennessy Capital Acquisition Corp. III

Registration Statement on Form S-1

Submitted May 30, 2017

File No. 333-218341

Dear Mr. Mancuso:

Hennessy Capital Acquisition Corp. III (the “Company,” “Hennessy Capital,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated June 9, 2017 (the “Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Select pages of the Registration Statement, Exhibit 10.2 and Exhibit 5.1 are enclosed herewith as Exhibit A, B and C, respectively, showing our proposed changes to such documents. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the marked version of the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Summary, page 1

1.	We note your revisions in response to prior comment 2; however, it is unclear whether the remaining information is balanced. Please tell us whether Daseke experienced revenue growth at the disclosed rate after 2015 and whether income grew at the same rate.

We have deleted the references to Daseke’s revenues and revenue growth in the Registration Statement (Exhibit A) in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 13, 2017

Transfers of Founder Shares and Private Placement Warrants, page 102

2.	Please reconcile your disclosure revised in response to prior comment 6 with section 7(c) of exhibit 10.2, which indicates that some permitted transferees will not have to enter the disclosed agreement.

We have revised Exhibit 10.2 (Exhibit B) to conform to the disclosure in the Registration Statement such that it applies to all permitted transferees.

3.	We note your response to prior comment 7. However, sections 1 through 3 of exhibit 10.2 do not appear to apply to permitted transferees as section 7(c) refers only to transferees agreeing to follow section 7’s “transfer restrictions.” Tell us which section of which exhibit includes the transferees’ agreements regarding voting, the trust account and liquidation distributions.

We have revised the Registration Statement (Exhibit A) and Section 7(c) of Exhibit 10.2 (Exhibit B) to clarify that permitted transferees must also agree to comply with the other terms of such agreement.

Public Stockholders’ Warrants, page 108

4.	Reconcile your revisions in response to prior comment 8 that holders can exercise warrants on a cashless basis when the exercise is not registered with section 7.4.1 of exhibit 4.4 which appears to permit such cashless exercise only after the 61st business day after closing of a business combination.

We have revised the Registration Statement (Exhibit A) to clarify that we will be required to permit holders to exercise their warrants on a cashless basis if the shares issuable upon exercise of the warrants are not registered under the Securities Act of 1933, as amended, within 60 business days following the closing of a business combination.

Exhibit 5.1

5.	We note your response to prior comment 10; however, exhibit 5.1 continues to be conditioned on the warrant agreement being executed and delivered. File a revised opinion that does not include conditions that have the effect of excluding material facts or legal conclusions underlying the opinion.

We have revised Exhibit 5.1 (Exhibit C) in response to the Staff’s comment.

* * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 13, 2017

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Hennessy Capital’s legal counsel, Stuart Neuhauser, Esq., or Joshua Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

HENNESY CAPITAL ACQUISITION CORP. III

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Chairman and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit A

the transaction, allowing for the swift completion of the business combination only 13 months after Hennessy I's initial public offering. Following Hennessy I's IPO, its management identified Blue Bird within four months, entered into an exclusive letter of intent within six months and executed a binding purchase agreement within eight months. Prior to signing the purchase agreement with The Traxis Group B.V., Hennessy I's management secured investments of $40 million of convertible preferred stock (with a $10 million accordion option) and $10 million in a common equity backstop. Management also initiated a warrant exchange which resulted in a reduction of Hennessy I's warrants by over 50%.

In February 2017, Hennessy II consummated its initial business combination by acquiring all of the outstanding capital stock of Daseke, Inc., or Daseke. Daseke is a leading consolidator of the open deck freight market in North America and, of the 50 largest U.S. trucking companies, was one of the fastest-growing companies in 2015. Through its acquisition of nine operating companies, Daseke believes it has become the largest owner of open deck equipment and the second largest provider of open deck transportation and logistics solutions by revenue in North America. ~~Since being founded in 2009, Daseke has grown revenue from $30.0 million to $679.0 million in 2015, representing a compounded annual growth rate of 68%. Daseke's management has identified a near-term pipeline of potential acquisition targets representing in the aggregate $643.0 million of revenue and $100.0 million in Adjusted EBITDA that would double the size of the existing business in three years.~~ Daseke's initial stockholders, including Daseke's management team (but not any of Hennessy II's stockholders prior to such transaction), will be eligible to receive up to additional 15.0 million shares of common stock of Daseke based on the achievement of both (i) established Adjusted EBITDA targets based on successful execution of near-term acquisition strategy and (ii) future share price targets. Daseke's management team continues to own over 50% of the pro forma equity post-transaction. The transaction also included refinancing of Daseke's existing debt, lowering the cost of leverage. All cash proceeds from the transaction, after refinancing of Daseke's existing debt, were to be used to fund growth initiatives. In connection with the transaction, Hennessy II's management secured investments of $65.0 million of convertible preferred stock and a $35.0 million common equity backstop.

We believe that potential sellers of target businesses will view the fact that our management team has successfully closed two business combinations with vehicles similar to our company as positive factors in considering whether or not to enter into a business combination with us. However, past performance by our management team is not a guarantee of success with respect to any business combination we may consummate.

We have assembled a group of independent directors who will bring us public company governance, executive leadership, operations oversight, private equity investment management and capital markets experience. Our Board members have extensive experience, having served as directors, chief executive officers, chief financial officers or in other executive and advisory capacities for numerous publicly-listed and privately-owned companies and private equity firms. Our directors have experience with acquisitions, divestitures and corporate strategy and implementation, which we believe will significantly benefit us as we evaluate potential acquisition or merger candidates as well as following the completion of our initial business combination.

We believe our management team is well positioned to take advantage of the growing set of acquisition opportunities focused on industrial manufacturing, distribution or service companies in the United States, to create value for our stockholders, and that our contacts and relationships, ranging from owners of private and public companies, private equity funds, investment bankers, attorneys, accountants and business brokers will allow us to generate attractive acquisition opportunities. Our management team is led by Daniel J. Hennessy, who has over 25 years of experience in the private equity investment business and served as Chief Executive Officer of Hennessy I and Hennessy II. Members of our management team are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time that Mr. Hennessy or any other members of our management will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the current stage of the business combination process.

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set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If the shares issuable upon exercise of the warrants are not registered under the Securities Act within 60 business days following our initial business combination, we will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, unless an exemption is available. Notwithstanding the above, if our common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a "covered security" under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so a "cashless basis" in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement or register or qualify the shares under blue sky laws. In no event will we be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that we are unable to register or qualify the shares underlying the warrants under the Securities Act or applicable state securities laws. If the issuance of the shares upon exercise of the warrants is not so registered or qualified or exempt from registration or qualification, the holder of such warrant shall not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full unit purchase price solely for the shares of common stock included in the units. If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered by us in this offering. However, there may be instances in which holders of our public warrants may be unable to exercise such public warrants but holders of our private warrants may be able to exercise such private warrants.

The grant of registration rights to our initial stockholders and holders of our private placement warrants may make it more difficult to complete our initial business combination, and the future exercise of such rights may adversely affect the market price of our common stock.

Pursuant to an agreement to be entered into concurrently with the issuance and sale of the securities in this offering, our initial stockholders and their permitted transferees can demand that we register the founder shares, holders of our private placement warrants and their permitted transferees can demand that we register the private placement warrants and the shares of common stock issuable upon exercise of the private placement warrants. We will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our common stock. In addition, the existence of the registration rights may make our initial business combination more costly or difficult to conclude. This is because the stockholders of the target business may increase the equity stake they seek in the combined entity or ask for more cash consideration to offset the negative impact on the market price of our common stock that is expected when the securities owned by our initial stockholders, holders of our private placement warrants or their respective permitted transferees are registered.

Because we are not limited to a particular industry or any specific target businesses with which to pursue our initial business combination, you will be unable to ascertain the merits or risks of any particular target business's operations.

We will seek to complete a business combination with an operating company in the industrial manufacturing, distribution or services sector in the United States (which may include a company based in the United States which has operations or opportunities outside the United States), but may also pursue acquisition opportunities in other industries, except that we will not, under our amended and

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From September 2013 to February 2015, Mr. Hennessy served as Chairman of the Board and Chief Executive Officer of Hennessy Capital Acquisition Corp., or Hennessy I, which merged with School Bus Holdings Inc., or SBH, in February 2015 and is now known as Blue Bird Corporation (NASDAQ: BLBD), and since February 2015, has served as its Vice Chairman. From April 2015 to February 2017, Mr. Hennessy served as Chairman of the Board and Chief Executive Officer of Hennessy Capital Acquisition Corp. II, or Hennessy II, which merged with Daseke in February 2017 and is now known as Daseke, Inc. (NASDAQ: DSKE), and since February 2017, has served as its Vice Chairman. From 1988 to 2016, Mr. Hennessy served as a Partner at Code Hennessy & Simmons LLC (n/k/a CHS Capital or "CHS"), a middle-market private equity investment firm he co-founded. Over a 25-year period, CHS invested $2.9 billion in nearly 400 operating companies. Mr. Hennessy has served as Chairman of the Board of Directors of various CHS portfolio companies that manufacture and/or distribute a broad array of products or provide services for the industrial, infrastructure, energy and packaging sectors.

Mr. Hennessy has over 25 years of middle-market private equity investment experience, dedicated almost entirely to investments in industrial manufacturing, distribution or services operating companies. He has initiated and overseen numerous add-on acquisitions, divestitures, initial public offerings and debt capital markets issues for CHS-owned companies and is well known by the most active middle-market private equity firms, investment banks and debt financing sources that will be called upon to assist us in executing our strategy. We expect that Mr. Hennessy will devote a substantial portion of his professional time to our affairs.

Experienced SPAC Management Team with Business Combination Success. Each of our executive officers served as executive officers, directors or advisors of Hennessy I, a former blank check company which raised $115.0 million in its initial public offering in January 2014 and Hennessy II, a blank check company which raised approximately $200.0 million in its initial public offering in July 2015.

In February 2015, Hennessy I consummated its initial business combination by acquiring all of the outstanding shares of capital stock of School Bus Holdings Inc., which, through its subsidiaries, conducts its business under the "Blue Bird" name, from The Traxis Group B.V., an entity that is majority owned by funds affiliated with Cerberus Capital Management, L.P. In connection with its initial business combination, Hennessy I changed its name to Blue Bird Corporation. Blue Bird is the leading independent designer and manufacturer of school buses, with more than 550,000 buses sold since its formation in 1927 and approximately 180,000 buses in operation today. Hennessy I's stockholders approved the business combination, with approximately 99% of the shares voting, 98% of which were voted in favor of the transaction, allowing for the swift completion of the business combination only 13 months after Hennessy I's initial public offering. Following Hennessy I's IPO, its management identified Blue Bird within four months, entered into an exclusive letter of intent within six months and executed a binding purchase agreement within eight months. Prior to signing the purchase agreement with The Traxis Group B.V., Hennessy I's management secured investments of $40 million of convertible preferred stock (with a $10 million accordion option) and $10 million in a common equity backstop. Management also initiated a warrant exchange which resulted in a reduction of Hennessy I's warrants by over 50%.

In February 2017, Hennessy II consummated its initial business combination by acquiring all of the outstanding capital stock of Daseke, Inc., or Daseke. Daseke is a leading consolidator of the open deck freight market in North America and, of the 50 largest U.S. trucking companies, was one of the fastest-growing companies in 2015. Through its acquisition of nine operating companies, Daseke believes it has become the largest owner of open deck equipment and the second largest provider of open deck transportation and logistics solutions by revenue in North America. ~~Since being founded in 2009, Daseke has grown revenue from $30.0 million to $679.0 million in 2015, representing a compounded annual growth rate of 68%. Daseke's management has identified a near term pipeline of potential acquisition targets representing in the aggregate $643.0 million of revenue and $100.0 million in Adjusted EBITDA that would double the size of the existing business in three years.~~ Daseke's initial stockholders, including Daseke's management team (but not any of Hennessy II's stockholders prior to such transaction), will be eligible to receive up to additional 15.0 million shares of common stock of Daseke based on the achievement of both (i) established Adjusted EBITDA targets based on successful

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Our sponsor and our executive officers and directors are deemed to be our "promoters" as such term is defined under the federal securities laws.

Transfers of Founder Shares and Private Placement Warrants

The founder shares, private placement warrants and any shares of common stock issued upon exercise of the private placement warrants are each subject to transfer restrictions pursuant to lock-up provisions in the letter agreements with us to be entered into by our initial stockholders. Those lock-up provisions provide that such securities are not transferable or salable (i) in the case of the founder shares, until the earlier of (A) one year after the completion of our initial business combination or earlier if, subsequent to our business combination, the last sale price of the common stock (x) equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date following the completion of our initial business combination on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property and (ii) in the case of the private placement warrants and the respective common stock underlying such warrants, until 30 days after the completion of our initial business combination, except in each case (a) to our officers or directors, any affiliates or family members of any of our officers or directors, any members of our sponsor, or any affiliates of our sponsor or any of its members, (b) in the case of an individual, by gift to a member of one of the members of the individual's immediate family or to a trust, the beneficiary of which is a member of one of the individual's immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with the consummation of a business combination at prices no greater than the price at which the shares were originally purchased; (f) in the event of our liquidation prior to our completion of our initial business combination; or (g) by virtue of the laws of Delaware or our sponsor's limited liability agreement; provided, however, that in any case, these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and other provisions set forth in the letter agreement between us and our initial stockholders ~~relating~~ to ~~voting, the trust account and liquidation distributions, as described therein and elsewhere in this prospectus.~~the extent and for the duration that such provisions remain in effect at the time of the transfer.

Registration Rights

The holders of the founder shares and private placement warrants will have registration rights to require us to register a sale of any of our securities held by them pursuant to a registration rights agreement to be signed prior to or on the effective date of this offering. These holders will be entitled to make up to three demands, excluding short form registration demands, that we register such securities for sale under the Securities Act. In addition, these holders will have "piggy-back" registration rights to include such securities in other registration statements filed by us and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. We will bear the costs and expenses of filing any such registration statements.

Certain Relationships and Related Party Transactions

In March 2017, our sponsor purchased 7,906,250 founder shares for an aggregate purchase price of $25,000, or approximately $0.003 per share. Thereafter, we cancelled a portion of the founder shares, resulting in an aggregate of 6,468,750 founder shares outstanding (up to 843,750 of which are subject to forfeiture by our sponsor depending on the extent to which the underwriters' over-allotment option is exercised). As a result of the partial cancellations, the per-share purchase price increased to approximately $0.004 per share. The number of founder shares issued was determined based on the expectation that such founder shares would represent 20.0% of the outstanding shares upon completion of this offering. In May 2017, our sponsor transferred 75,000 founder shares to each of Messrs. Bell,

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share of our common stock. A holder of an odd number of units will not be able to exercise any one-half of one warrant unless it is combined with another one-half of one warrant. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. If the shares issuable upon exercise of the warrants are not registered under the Securities Act within 60 business days following our initial business combination, we will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, unless an exemption is available. In the event that the conditions in the immediately preceding sentence are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of common stock underlying such unit.

We have agreed that as soon as practicable, but in no event later than 30 days, after the closing of our initial business combination, we will use our best efforts to file with the SEC, and within 60 business days following our initial business combination to have declared effective, a registration statement for the registration, under the Securities Act, of the shares of common stock issuable upon exercise of the warrants. We will use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if our common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a "covered security" under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so a "cashless basis" in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement or register or qualify the shares under blue sky laws.

Once the warrants become exercisable, we may call the warrants for redemption:

- in whole and not in part;
- at a price of $0.01 per warrant;
- upon not less than 30 days' prior written notice of redemption (the "30-day redemption period") to each warrant holder; and
- if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered by us in this offering.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the common stock may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price (for whole shares) after the redemption notice is issued.

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Exhibit B

7.           (a) The Sponsor and each Insider agrees that it, he or she shall not Transfer (as defined below) any Founder Shares until the earlier of (i) one year after the completion of a Business Combination or earlier if, subsequent to a Business Combination, (x) the last sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination or (y) the date following the completion of a Business Combination on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property (the “Founder Shares Lock-up Period”).

(b) The Sponsor and each Insider agrees that it, he or she shall not effectuate any Transfer of Private Placement Warrants or Common Stock issued or issuable upon the exercise of the Private Placement Warrants, until 30 days after the completion of a Business Combination (the “Private Placement Warrants Lock-up Period”, together with the Founder Shares Lock-up Period, the “Lock-up Periods”).

(c) Notwithstanding the provisions set forth in paragraphs 7(a) and (b), Transfers of the Founder Shares, Private Placement Warrants and shares of Common Stock issued or issuable upon the exercise of the Private Placement Warrants are permitted to (a) to the Company’s officers or directors, any affiliates or family members of any of the Company’s officers or directors, any members of the Sponsor or any affiliates of the Sponsor or any of its members; (b) in the case of an individual, by a gift to a member of one of the members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with the consummation of a Business Combination at prices no greater than the price at which the securities were originally purchased; (f) in the event of the Company’s liquidation prior to the completion of a Business Combination; or (g) by virtue of the laws of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; provided, however, that in ~~the~~ any case ~~of clauses (a) through (e)~~, these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other terms described in this Letter Agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

8.           The Sponsor and each Insider represents and warrants that it, he or she has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked. Each Insider’s biographical information furnished to the Company is true and accurate in all respects and does not omit any material information with respect to the undersigned’s background. Each Insider’s questionnaire furnished to the Company is true and accurate in all respects. Each Insider represents and warrants that: the undersigned is not subject to or a respondent in any legal action for, any injunction, cease-and-desist order or order or stipulation to desist or refrain from any act or practice relating to the offering of securities in any jurisdiction; the undersigned has never been convicted of, or pleaded guilty to, any crime (i) involving fraud, (ii) relating to any financial transaction or handling of funds of another person, or (iii) pertaining to any dealings in any securities and the undersigned is not currently a defendant in any such criminal proceeding.

9.           Except as disclosed in the Prospectus, neither the Sponsor or any Insider nor any affiliate of the Sponsor or any Insider, nor any director or officer of the Company, shall receive from the Company any finder’s fee, reimbursement, consulting fee, monies in respect of any repayment of a loan or other compensation prior to, or in connection with any services rendered in order to effectuate the consummation of a Business Combination (regardless of the type of transaction that it is), other than the following, none of which will be made from the proceeds of the Public Offering held in the Trust Account prior to the completion of a Business Combination: (a) repayment of a loan and advances of up to an aggregate of $300,000 made to the Company by the Sponsor; (b) monthly payments of $25,000 following the consummation of the Public Offering, of which 50% is payable upon successful completion of a Business Combination to the Company’s chief financial officer, for services provided to the Company; (c) monthly deferred fees of $100,000 and $50,000 to the Company’s chief executive officer and chief operating officer, respectively, for services provided to the Company, of which 100% is payable upon successful completion of a Business Combination; (d) payment to an affiliate of the Sponsor for office space, utilities and secretarial support for a total of $15,000 per month; (e) reimbursement for any reasonable out-of-pocket

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Exhibit C

~~May 30~~ June[●], 2017

Hennessy Capital Acquisition Corp. III

3485 N. Pines Way, Suite 110

Wilson, Wyoming 83014

Re:	Registration Statement of Hennessy Capital Acquisition Corp. III

Ladies and Gentlemen:

We have acted as counsel to Hennessy Capital Acquisition Corp. III, a Delaware corporation (the “Company”) in connection with the registration by the Company with the United States Securities and Exchange Commission of up to 25,875,000 units of the Company, including the underwriters’ over-allotment option (collectively the “Units”), with each Unit consisting of one share of common stock, par value $0.0001 per share (the “Common Stock”) of the Company and one-half of one warrant of the Company, each whole warrant to purchase one share of Common Stock (the “Warrant”), pursuant to a Registration Statement on Form S-1 initially filed by the Company with the Commission on May 30, 2017 (as amended, the “Registration Statement”).

We have examined such documents and considered such legal matters as we have deemed necessary and relevant as the basis for the opinion set forth below. With respect to such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as reproduced or certified copies, and the authenticity of the originals of those latter documents. As to questions of fact material to this opinion, we have, to the extent deemed appropriate, relied upon certain representations of certain officers and employees of the Company.

Based upon the foregoing, we are of the opinion that:

1.            Units. When the Registration Statement becomes effective under the Securities Act of 1933, as amended (the “Act”) and when the offering is completed as contemplated by the Registration Statement, such Units will be validly issued, fully paid and non-assessable.

2.           Common Stock. When the Registration Statement becomes effective under the Act and when the offering is completed as contemplated by the Registration Statement, the shares of Common Stock will be validly issued, fully paid and non-assessable.

3.           Warrants. When the Registration Statement becomes effective under the Act~~, when the warrant agreement under which the Warrants are to be issued (the “Warrant Agreement”) is duly executed and delivered,~~ and when the Warrants underlying the Units are issued, delivered and paid for as part of the Units, as contemplated by the Registration Statement, such Warrants will be validly issued, fully paid and non-assessable and will be legally binding obligations of the Company enforceable in accordance with their terms except: (a) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law); (b) as enforceability of any indemnification or contribution provision may be limited under the federal and state securities laws, and (c) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

We are opining solely on all applicable statutory provisions of Delaware corporate law, including the rules and regulations underlying those provisions, all applicable provisions of the Delaware Constitution, all applicable judicial and regulatory determinations in connection therewith and, as to the Units and the Warrants constituting legally binding obligations of the Company, solely with respect to the laws of the State of New York. Our opinion is based on these laws as in effect on the date hereof and as of the effective date of the Registration Statement, and we assume no obligation to revise or supplement this opinion after the effective date of the Registration Statement should the law be changed by legislative action, judicial decision, or otherwise. We express no opinion as to whether the laws of any other jurisdiction are applicable to the subject matter hereof. We are not rendering any opinion as to compliance with any other federal or state law, rule or regulation relating to securities, or to the sale or issuance thereof.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement, to the use of our name as your counsel and to all references made to us in the Registration Statement and in the prospectus forming a part thereof. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Ellenoff Grossman & Schole LLP

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